                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2005

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]       Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       Crayfish Co., Ltd.
                                                --------------------------------
                                                          (Registrant)

                                                By /s/ Masaaki Shimamura
                                                   -----------------------------
                                                           (Signature)
                                           Masaaki Shimamura
                                           President and Representative Director

Date: January 7, 2005

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1.   TEMPORARY REPORT TO THE CHAIR OF KANTO FINANCIAL BUREAU. [ENGLISH
     TRANSLATION]

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document -- "TEMPORARY REPORT TO THE CHAIR OF KANTO FINANCIAL BUREAU [ENGLISH TRANSLATION]" -- contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

                              [English Translation]

[Note: This English translation of the "Temporary Report" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]

(Cover Sheet)
(Submitted document)                          Temporary Report
(To)                                          The Chair of Kanto Financial Bureau
(Filling date)                                January 7, 2005
(Company name)                                Crayfish Co., Ltd.
(English name)                                Crayfish Co., Ltd.
(Representative)                              President and Representative Director: Masaaki Shimamura
(Headquarter location)                        Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
(Telephone number)                            (03) 5954-7555
(Contact person)                              Manager of Administrative headquarter: Fumiya Hoshino
(Contact information)                         Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
(Telephone number)                            (03) 5954-7555
(Contact person)                              Manager of Administrative headquarter: Fumiya Hoshino
(Local for viewing the Financial Report)      Tokyo Stock Exchange, Inc.
                                               (Nihonbashi Kabuto-cho 2-1, Chuou-ku, Tokyo)

1    [REASONS FOR SUBMISSION]

          There was a transaction of specified companies in the Company, therefore the Company files this release to the Kanto Financial Bureau under the Securities Exchange Law 24th of 5th 4 section, and under the Cabinet Office regulations 19th 2nd section 3 number.

2    [INFORMING CONTENTS]

     (1)  The specified companies' name, address, name of representatives, capital stock and description of the companies' business.
          Name: Five Any, Inc.                         Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
          Name of representative: Representative director, President and Chief Executive Officer Tomoya Hirota
          Capital stock: JPY1,041 million (As of March 31, 2004)        Description of its business: Rep and Media business

          Name: First Charge, Inc.                     Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
          Name of representative: Representative director, President and Chief Executive Officer Toshinori Yoshioka
          Capital stock: JPY10 million (As of March 31, 2004)           Description of its business: Ad agency business

     (2)  The number of specified companies' voting right and the proportion to gross stockholder of specified companies concerning to the Company ownership before and after the transaction.
            1) Holding the number of specified companies' voting rights by the Company
               a) Five Any, Inc.         Before the transaction: -- right           After the transaction: 19,788 rights
               b) First Charge, Inc.     Before the transaction: -- right           After the transaction: 190 rights
            2) Proportion to gross stockholder of specified companies
               a) Five Any, Inc.         Before the transaction: --%                After the transaction: 95%
               b) First Charge, Inc.     Before the transaction: --%                After the transaction: 95%

     (3)  Transaction reason and its date
            1) Transaction reason
               The Company belongs to Hikari Tsushin Group that Hikari Tsushin's internet businesses are consolidated into the
               Company group. This management strategy improves the value of the Company and Hikari Tsushin Grope companies.
               Therefore, the Company decided to purchase the specified companies' share.
            2) Transaction date: December 31, 2004